AMERICAN FUNDS PORTFOLIO SERIES

AMENDED AND RESTATED SHAREHOLDER SERVICES AGREEMENT

1.                  The parties to this Amended and Restated Shareholder Services Agreement (the “Agreement”), which is effective as of January 1, 2021, are American Funds Portfolio Series, a Delaware statutory trust (the “Series”), and American Funds Service Company, a California corporation (“AFS”). The Series consists of the portfolios set forth on Exhibit A (each a “Fund” and collectively the “Funds”). AFS is a wholly owned subsidiary of Capital Research and Management Company (“CRMC”). This Agreement will continue in effect until amended or terminated in accordance with its terms. The effective dates of this Agreement with respect to the Funds are set forth on Exhibit A.

2.                  The Series hereby employs AFS, and AFS hereby accepts such employment by the Series, as its transfer agent. In such capacity AFS will provide the services of stock transfer agent, dividend disbursing agent, redemption agent, and such additional related services as the Series may from time to time require, in respect of Class A shares; Class C shares; Class T shares; Class F-1 shares, Class F-2 shares and Class F-3 shares (“Class F shares”); Class 529-A shares, Class 529-C shares, Class 529-E shares, Class 529-T shares, Class 529-F-1 shares, Class 529-F-2 shares and Class 529-F-3 shares (“Class 529 shares”); Class ABLE-A shares and Class ABLE-F-2 shares (“Class ABLE shares”); Class R-1 shares, Class R-2 shares, Class R-2E shares, Class R-3 shares, Class R-4 shares, Class R-5E shares, Class R-5 shares and Class R-6 shares (“Class R shares”); (Class A shares, Class C shares, Class T shares, Class F shares, Class 529 shares, Class ABLE shares and Class R shares, collectively the “shares”) of the Series, as set forth on Exhibit A, all of which services are sometimes referred to herein as “shareholder services.” In addition, AFS assumes responsibility for the Series’ implementation and compliance with the procedures set forth in the Anti-Money Laundering Program (“AML Program”) of the Series and does hereby agree to provide all records relating to the AML Program to any federal examiner of the Series upon request.

3.                  AFS has entered into substantially identical agreements with other investment companies for which CRMC serves as investment adviser. (For the purposes of this Agreement, such investment companies, including the Series, are called “participating investment companies.”)

4.                  AFS has entered into an agreement with DST Systems, Inc. (hereinafter called “DST”), to provide AFS with electronic data processing services sufficient for the performance of the shareholder services referred to in paragraph 2.

5.                  The Series, together with the other participating investment companies, will maintain a Review and Advisory Committee, which Committee will review and may make recommendations to the boards of the participating investment companies regarding all fees and charges provided for in this Agreement, as well as review the level and quality of the shareholder services rendered to the participating investment companies and their shareholders. Each participating investment company may select one director or trustee who is not affiliated with CRMC, or any of its affiliated companies, to serve on the Review and Advisory Committee.

6.                  AFS will provide to the participating investment companies the shareholder services referred to herein in return for the following fees:

Annual account maintenance fee (paid monthly):

Fee (annual rate)

Full service accounts: $17.50 per account

Third party serviced accounts (primarily networked, trust networked, street, recordkeeping)*: 0.0015% of assets

*Includes F-3, 529-F-3 and R share accounts held by AFS

No annual fee will be charged for a participant account underlying a 401(k) or other defined contribution plan where the plan maintains a single account on AFS’ books and responds to all participant inquiries.

The fees described above shall be invoiced and paid within 30 days after the end of the month in which the services were performed.

Any revision of the schedule of charges set forth herein shall require the affirmative vote of a majority of the members of the board of trustees of the Series.

7.                  a. All Fund-specific charges from third parties -- including DST charges, payments described in the next sentence, postage, National Securities Clearing Corporation (NSCC) transaction charges and similar out-of-pocket expenses -- will be passed through directly to the Series or other participating investment companies, as applicable. AFS, subject to approval of its board of directors, is authorized in its discretion to negotiate payments to third parties for account maintenance and/or transaction processing services described in paragraph 7.b., provided such payments do not exceed the anticipated savings to each Fund, either in fees payable to AFS hereunder or in other direct Fund expenses, that AFS reasonably anticipates would be realized by each Fund from using the services of such third party rather than maintaining the accounts directly on AFS’ books and/or processing non-automated transactions. The limitation set forth above shall not apply to Class F shares, Class 529-F shares, Class ABLE-F-2 shares or Class R shares.

b.       During the term of this Agreement, AFS shall perform or cause to be performed the transfer agent services set forth in Exhibit B hereto, as such exhibit may be amended from time to time by mutual consent of the parties. The Series and AFS acknowledge that AFS will contract with third parties, to perform such transfer agent services. In selecting third parties to perform transfer agent services, AFS shall select only those third parties that AFS reasonably believes have adequate facilities and personnel to diligently perform such services. As set forth in the Administrative Services Agreement between the Series and CRMC, CRMC or its affiliates shall monitor, coordinate and oversee the activities performed by the third parties with which AFS contracts.

8.                  It is understood that AFS may have income in excess of its expenses and may accumulate capital and surplus. AFS is not, however, permitted to distribute any net income or accumulated surplus to its parent, CRMC, in the form of a dividend without the affirmative vote of a majority of the members of the board of trustees of the Series and all participating investment companies.

9.                  This Agreement may be amended at any time by mutual agreement of the parties, with agreement of the Series to be evidenced by affirmative vote of a majority of the members of the board of trustees of the Series.

10.             This Agreement may be terminated on 180 days’ written notice by either party. In the event of a termination of this Agreement, AFS and the Series will each extend full cooperation in effecting a conversion to whatever successor shareholder service provider(s) the Series may select, it being understood that all records relating to the Series, the Funds and the Funds’ shareholders are property of the Series.

11.             In the event of a termination of this Agreement by the Series, the Series will pay to AFS as a termination fee each Fund’s proportionate share of any costs of conversion of the Fund’s shareholder service from AFS to a successor. In the event of termination of this Agreement and all corresponding agreements with all the participating investment companies, all assets of AFS will be sold or otherwise converted to cash, with a view to the liquidation of AFS when it ceases to provide shareholder services for the participating investment companies. To the extent any such assets are sold by AFS to CRMC and/or any of its affiliates, such sales shall be at fair market value at the time of sale as agreed upon by AFS, the purchasing company or companies, and the Review and Advisory Committee. After all assets of AFS have been converted to cash and all liabilities of AFS have been paid or discharged, an amount equal to any capital or paid-in surplus of AFS that shall have been contributed by CRMC or its affiliates shall be set aside in cash for distribution to CRMC upon liquidation of AFS. Any other capital or surplus and any assets of AFS remaining after the foregoing provisions for liabilities and return of capital or paid-in surplus to CRMC shall be distributed to the participating investment companies in such proportions as may be determined by the Review and Advisory Committee.

12.             In the event of disagreement between the Series and AFS, or between the Series and other participating investment companies as to any matter arising under this Agreement, which the parties to the disagreement are unable to resolve, the question shall be referred to the Review and Advisory Committee for resolution. If the Review and Advisory Committee is unable to resolve the question to the satisfaction of both parties, either party may elect to submit the question to arbitration; one arbitrator to be named by each party to the disagreement and a third arbitrator to be selected by the two arbitrators named by the original parties. The decision of a majority of the arbitrators shall be final and binding on all parties to the arbitration. The expenses of such arbitration shall be paid by the party electing to submit the question to arbitration.

13.             The obligations of the Series under this Agreement are not binding upon any of the trustees, officers, employees, agents or shareholders of the Series or each Fund individually, but bind only the Series and each Fund. AFS agrees to look solely to the assets of each Fund for the satisfaction of any liability of the Funds in respect to this Agreement and will not seek recourse against such trustees, officers, employees, agents or shareholders, or any of them or their personal assets for such satisfaction.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers thereunto duly authorized, as of January 1, 2021.

AMERICAN FUNDS SERVICE COMPANY	AMERICAN FUNDS PORTFOLIO SERIES

By	/s/ Angela M. Mitchell	By	/s/ Steven I. Koszalka
	Angela M. Mitchell		Steven I. Koszalka
	Secretary		Secretary

EXHIBIT A

to the

American Funds Portfolio Series

Amended and Restated Shareholder Services Agreement

Fund	Effective Date
American Funds Global Growth Portfolio	1/1/2021
American Funds Growth Portfolio	1/1/2021
American Funds Growth and Income Portfolio	1/1/2021
American Funds Moderate Growth and Income Portfolio	1/1/2021
American Funds Conservative Growth and Income Portfolio	1/1/2021
American Funds Tax-Aware Conservative Growth and Income Portfolio[1]	1/1/2021
American Funds Preservation Portfolio	1/1/2021
American Funds Tax-Exempt Preservation Portfolio[1]	1/1/2021

1 Fund offers only Class A, C, T, F-1, F-2 and F-3 shares

EXHIBIT B

to the

Amended and Restated Shareholder Services Agreement

AFS or any third party with whom it may contract (AFS and any such third-party are collectively referred to as “Service Provider”) shall act, as necessary, as stock transfer agent, dividend disbursing agent and redemption agent for each Fund’s shares and shall provide such additional related services as each Fund’s shares may from time to time require.

1.	Record Maintenance

The Service Provider shall maintain, and require any third parties with which it contracts to maintain with respect to each Fund’s shareholders holding the Fund’s shares in a Service Provider account (“Customers”) the following records:

a.	Number of shares;

b.                 Date, price and amount of purchases and redemptions (including dividend reinvestments) and dates and amounts of dividends paid for at least the current year to date;

c.                  Name and address of the Customer, including zip codes and social security numbers or taxpayer identification numbers;

d.                 Records of distributions and dividend payments; and

e.                  Any transfers of shares.

2.	Shareholder Communications

Service Provider shall:

a.                  Provide to a shareholder mailing agent for the purpose of delivering certain Series-related material the names and addresses of all Customers. The Series-related material shall consist of updated summary prospectuses and/or prospectuses and any supplements and amendments thereto, annual and other periodic reports, proxy or information statements and other appropriate shareholder communications. In the alternative, the Service Provider may distribute the Series-related material to its Customers.

b.                 Deliver current Series summary prospectuses, prospectuses and statements of additional information and annual and other periodic reports upon Customer request, and, as applicable, with confirmation statements.

c.                  Deliver statements to Customers on no less frequently than a quarterly basis showing, among other things, the number of shares of each Fund owned by such Customer and the net asset value of shares of each Fund as of a recent date.

d.                 Produce and deliver to Customers confirmation statements reflecting purchases and redemptions of shares of the Funds.

e.                  Respond to Customer inquiries regarding, among other things, share prices, account balances, dividend amounts and dividend payment dates.

f.                    With respect to Class A shares, Class C shares, Class T shares and/or Class F shares of each Fund purchased by Customers, provide average cost basis reporting to Customers to assist them in preparation of their income tax returns.

g.                 If the Service Provider accepts transactions in the Funds’ shares from any brokers or banks in an omnibus relationship, require each such broker or bank to provide such shareholder communications as set forth in 2(a) through 2(e) to its own Customers.

3.	Transactional Services

The Service Provider shall communicate to its Customers, as to shares of the Funds, purchase, redemption and exchange orders reflecting the orders it receives from its Customers or from any brokers and banks for their Customers. The Service Provider shall also communicate to beneficial owners holding through it, and to any brokers or banks for beneficial owners holding through them, as to shares of the Funds, mergers, splits and other reorganization activities, and require any broker or bank to communicate such information to its Customers.

4.	Tax Information Returns and Reports

The Service Provider shall prepare and file, and require to be prepared and filed by any brokers or banks as to their Customers, with the appropriate governmental agencies, such information, returns and reports as are required to be so filed for reporting: (i) dividends and other distributions made; (ii) amounts withheld on dividends and other distributions and payments under applicable federal and state laws, rules and regulations; and (iii) gross proceeds of sales transactions as required.

5.	Series Communications

The Service Provider shall, upon request by the Series, on each business day, report the number of shares on which the transfer agency fee is to be paid pursuant to this Agreement. The Service Provider shall also provide the Series with a monthly invoice.

6.	Coordination, Oversight and Monitoring of Service Providers

As set forth in the Administrative Services Agreement between the Series and CRMC, CRMC shall coordinate, monitor and oversee the activities performed by the Service Providers with which AFS contracts. AFS shall monitor Service Providers’ provision of services including the delivery of Customer account statements and all Series-related material, including summary prospectuses and/or prospectuses, shareholder reports, and proxies.